Exhibit (a)(5)(N)

345 E. Main St.

Warsaw, IN 46580

Contacts:

Media	Investors
Monica Kendrick	Robert J. Marshall Jr.
574-372-4989	574-371-8042
monica.kendrick@zimmerbiomet.com	robert.marshall@zimmerbiomet.com

Barbara Goslee 574-371-9449 barb.goslee@zimmerbiomet.com

Zimmer Biomet Completes Tender Offer for Outstanding Shares of LDR Holding Corporation

Strategic Combination Expands Portfolio of Innovative Solutions for $10 Billion Spine Market

(WARSAW, IN) July 13, 2016 – Zimmer Biomet Holdings, Inc. (NYSE and SIX: ZBH) (Zimmer Biomet) today announced that it has successfully completed its offer to purchase all outstanding shares of the common stock of LDR Holding Corporation (NASDAQ: LDRH) (LDR) for $37.00 per share, net to the seller in cash, without interest, less any deductions or withholding of taxes required by applicable law.

The tender offer expired at midnight, New York City time, on July 13, 2016. As of the expiration of the tender offer, 24,278,729 shares of LDR common stock had been validly tendered and not properly withdrawn (excluding shares of LDR common stock tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware), representing approximately 82.7 percent of the outstanding shares of LDR common stock. As of the expiration of the tender offer, Notices of Guaranteed Delivery had been delivered for 1,826,189 shares of LDR common stock, representing approximately 6.2 percent of the outstanding shares of LDR common stock. All conditions to the tender offer have been satisfied and Zimmer Biomet has accepted for payment, and will promptly pay the depositary for, all validly tendered shares that have not been properly withdrawn.

David Dvorak, President and CEO of Zimmer Biomet, commented, “We are excited to officially welcome LDR to the Zimmer Biomet family. Together with LDR, Zimmer Biomet will be a leader in the $10 billion global Spine market and well-positioned in the fast growing cervical disc replacement segment. Importantly, this combination is consistent with our goal of driving meaningful growth across all musculoskeletal markets with innovative products, technologies and services that enhance patient outcomes.”

Zimmer Biomet expects to complete the acquisition of LDR later today through a merger without a vote or meeting of LDR’s stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. All remaining shares of LDR common stock not purchased in the tender offer (other than treasury shares held by LDR, any shares owned by Zimmer Biomet, LH Merger Sub, Inc. or any direct or indirect subsidiary of Zimmer Biomet or LDR and any shares held by any LDR stockholder who has properly demanded appraisal rights) will be converted into the right to receive the same per share consideration of $37.00 in cash, without interest, less any deductions or withholding of taxes required by applicable law, that will be paid in the tender offer. Upon completion of the merger, LDR will become an indirect wholly owned subsidiary of Zimmer Biomet. LDR common stock will no longer be listed on the NASDAQ Global Select Market.

As previously announced, the addition of LDR will create a differentiated and comprehensive Spine technology portfolio, enhancing Zimmer Biomet’s innovation leadership in musculoskeletal healthcare. Zimmer Biomet’s Spine & CMF category will be led by Adam Johnson, Zimmer Biomet Group President, Spine, CMF and Thoracic, and Dental. Christophe Lavigne, Co-Founder, Chairman, President and CEO of LDR and Patrick Richard, Co-Founder of LDR and Executive Vice President and General Manager of LDR Médical, are committed to driving the benefits of this transaction and will remain with the company in key leadership positions within the global Spine business. To leverage talent and product expertise from both companies, Zimmer Biomet plans to complement the Spine business headquarters in Broomfield, Colorado by maintaining a significant presence in LDR’s strong technology hubs of Austin, Texas and Troyes, France.

Goldman, Sachs & Co. acted as financial advisor to Zimmer Biomet and White & Case LLP acted as legal advisor to Zimmer Biomet in connection with this transaction.

About Zimmer Biomet

Founded in 1927 and headquartered in Warsaw, Indiana, Zimmer Biomet is a global leader in musculoskeletal healthcare. We design, manufacture and market orthopaedic reconstructive products; sports medicine, biologics, extremities and trauma products; spine, bone healing, craniomaxillofacial and thoracic products; dental implants; and related surgical products.

We collaborate with healthcare professionals around the globe to advance the pace of innovation. Our products and solutions help treat patients suffering from disorders of, or injuries to, bones, joints or supporting soft tissues. Together with healthcare professionals, we help millions of people live better lives.

We have operations in more than 25 countries around the world and sell products in more than 100 countries. For more information, visit www.zimmerbiomet.com or follow Zimmer Biomet on Twitter at www.twitter.com/zimmerbiomet.

Cautionary Statement Regarding Forward-Looking Statements

This release may contain forward-looking statements related to Zimmer Biomet, LDR and the acquisition of LDR by Zimmer Biomet. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are based on the current expectations and beliefs of management and are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the merger; the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of the acquisition on the market price of Zimmer Biomet common stock and on Zimmer Biomet’s operating results; significant transaction costs; unknown liabilities; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange rates and interest rates; changes in tax and other laws, regulations and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Zimmer Biomet undertakes no obligation to update any of these forward-looking statements as the result of new information or to reflect events or circumstances after the date of this release or to reflect actual outcomes. A further description of risks and uncertainties relating to Zimmer Biomet can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.